UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: October 20, 2014	By:	Signed:	/s/ Paul A. Guthrie
		Name:	Paul A. Guthrie
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: October 20, 2014	By:	Signed:	/s/ Paul A. Guthrie
		Name:	Paul A. Guthrie
		Title:	Corporate Secretary

FOR IMMEDIATE RELEASE – October 20, 2014

CP confirms termination of exploratory talks with CSX

Says immediate action required to address industry-wide congestion

CALGARY, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced today that exploratory conversations held with CSX Corp. about a possible business combination have ended. No further talks are planned.

CP proposed an integrated coast-to-coast combination that would improve customer service, promote competition, alleviate congestion in North America – specifically the key Chicago gateway – and generate significant shareholder value. Such a business combination would offer creative alternatives for shippers, greater fluidity, increased capacity and improved efficiency industry-wide.

While regulatory concerns appear to be a major deterrent for many railroads considering combinations, CP believes that given the right structure between the right players, and having thoughtful considerations and remedies to address shipper concerns, regulatory approvals are achievable. The North American rail industry is confronted today with the challenges of moving more freight than ever and the prospect of moving even more as oil production, crop yields and consumer demand grow alongside the economy. CP is convinced that the significant problems that beset the industry now will only worsen over time if solutions aren’t put in place immediately. A pro-competition, customer-friendly, safety-focused railway combination is one such solution that could not be ignored on its merits by regulators.

CP CEO E. Hunter Harrison will discuss the topic of railroad mergers and acquisitions and the need for a comprehensive North American transportation policy with the financial community, media and any other interested parties, in a conference call beginning at: 1:00 pm Eastern time, Tuesday Oct. 21.

Conference Call Access

Toronto participants dial in number: (647) 427-7450

Operator assisted toll free dial in number: 1-888-231-8191

Callers should dial in 10 minutes prior to the call.

Webcast Details

We encourage you to access the webcast in the “Invest in CP” section of CP’s website at www.cpr.ca/investors/cp-csx

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to possible industry mergers or other alternatives to address industry problems and potential regulatory involvement therein, our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise. While not anticipated at this time, CP will not comment further if conversations with CSX or any other party resume in the future unless required to do so by law.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-512-5830

Email: Martin_Cej@cpr.ca

24/7 Media Pager: 855-242-3674

Breanne Feigel

Tel: 403-589-6949

Email: Breanne_Feigel@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Nadeem Velani

Tel: 403-319-3591

Email: investor@cpr.ca